Warszaw , 2002-02-06

United States Securities
And Exchange Commissio
Washington D.C. 20549
USA

02015334

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 0 2002
140

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 6/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XVI Wydział Gospodarczy Rejestrowy
RHB 25134
Kapitał Akcyjny wpłacony:
92.154.016 PLN

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 6/2002 dated February4, 2002.

The Management Board of Orbis S.A. hereby presents the figures for the four quarters of 2001:

Sales	PLN	681 512 thousand.
Operating profit (loss)	PLN	47 746 thousand.
Gross profit (loss)	PLN	72 730 thousand.
Net profit (loss)	PLN	52 231 thousand.

In 2001, the sales revenues equaled PLN 681 512 thousand and were by 12.4% lower than in 2000. The operating profit amounted to PLN 47 746 thousand (46.4% of the year 2000 results). The gross and net profit generated in 2001 totaled respectively PLN 72 730 thousand (59.9% of the year 2000 results) and PLN 52 231 thousand (61.6% of the year 2000 results).

During the fourth quarter of 2001, the Company effected a share sale transaction involving shares in the company "Królewska" Sp. z o.o., thus generating an extraordinary financial income of PLN 15 301 thousand and cashed in PLN 2 401 thousand of financial revenues as a result of winding-up a representative office in London. During the third quarter of 2001, the Company effected another single transaction involving a sale of the title to perpetual use of land in Poznań, in the course of which the Company generated PLN 6 919 thousand under the item "other operating income".

Throughout 2001, the company continued to implement the employment reduction program. The cost of severance payments for employees leaving the Company on the basis of mutual agreements between the parties equaled PLN 14.2 million, of which PLN 6.1 million in the fourth quarter of 2001 only. The average annual employment level in hotels equaled 7 373 posts and fell by 9.8% as compared to the year 2000. The employment per room coefficient in 2001 equaled 0.7. The average employment level in December 2001 equaled 7 179 posts.

The diminished level of sales revenues reflects the weakened dynamics of the economic growth in Poland. According to the initial estimates of the Main Statistical Office (GUS), the GDP growth in 2001 was 1.1%. Control over expenditures (including expenditure on hotel services) associated with the weak growth of the GDP further intensified during the fourth quarter of 2001. A cost-curbing policy employed by several Polish companies was also an outcome of poor forecasts in respect of the business situation in Poland during 2002 and a feeble condition of the public finances in Poland. The downward trend that emerged in member states of the European Union and the United States and continued to build up during the year resulted in weaker business traffic between Poland and these countries, thus aggravating the reduction in demand for hotel services in Poland. Following the attacks on the United States, international passenger traffic was cut down even more.

A growth in supply of hotel rooms in Poland caused by completion of several investments compelled Orbis hotels to adopt a more flexible pricing policy. Upsurges in the supply of hotel rooms are of cyclic nature worldwide. New investments are embarked upon during periods of intensified demand for hotel services, at times when economic growth brings about increased business traffic. Such traffic is welcomed at high prices in accordance with the rule of high demand and unmatched supply. In Poland, such a trend prevailed throughout the period 1997-1998. For some time now Poland has been witnessing the opening of new hotels, occurring during the period of a slightly falling business trend, when a weaker demand encounters an increased supply.

The occupancy rate during the fourth quarter equaled 39.5% and was by 6.3% less than in the fourth quarter of 2000. The annual average occupancy rate was at the level of 49.2% and fell by 4.3% as compared to the year 2000. In 2001, Orbis hotels sold 1 778 181 roomnights, by 5.1% less than in 2000. The number of available rooms increased by 3.4% and reached 9 923 rooms in 2001.

It is worthy of note that the decline in the number of rooms sold concerns only the business guests, to whom 24.4% less rooms were sold during the fourth quarter of 2001 (as compared to the corresponding period of the past year). The hotels recorded a major increase in the number of rooms sold to tourist quests during the fourth quarter of 2001, i.e. by 29.3%. The increase in the number of rooms sold to tourist guests was predominantly attributable to an increased number of group arrivals, predominantly German groups, growing sales of weekend offers, addressed mainly to domestic customers, and rise in the sales of special offers in the segment of foreign individual tourists and groups traffic.

In the light of significantly lower demand on the part of business guests, Orbis hotels implemented an extensive program of promotions relating to both the product as well as price of the services sold.

As a result of the developments described above, during the fourth quarter of 2001, the share of business guests in the overall structure of rooms sold equaled 63.3% as opposed to 74.7% in the fourth quarter of 2000. Rooms were sold to business guests at an average rate of PLN 262, which means a decrease by 8.2% as compared to the fourth quarter of 2000. The average rate in the tourist segment equaled respectively PLN 146.3 and fell by 14.8% as compared to the fourth quarter of 2000.

The performance for the entire year 2001 replicated a similar trend: decline in the number of rooms sold to business guests equaled 16.7%, while growth in the number of rooms sold in the tourist segment reached 15.5%. The average rate in the business segment in 2001 equaled PLN 275.9 (reduction by 6.3% as compared to the year 2000), whilst in the tourist segment, the average rate totaled PLN 149.7 (reduction by 11.6% as compared to the year 2000).

The share of Poles in the number of rooms sold decreased slightly in the fourth quarter of 2001, i.e. from 44.6% to 43.6%. In general, Poles accounted for 35% of guests in Orbis hotels in 2001 (36.4% in 2000). The most numerous group of foreign guests in Orbis hotels are the Germans, who account for 18.9% of the number of rooms sold in the fourth quarter of 2001 as compared to 15.2% in the fourth quarter of 2000. In 2001, the share of German guests in the overall guest structure rose from 21.8% to 23.6%.

The traffic from the United States and Canada in the fourth quarter of the year 2001 reflected the effects of the tragic events that took place in September. The number of rooms sold to guests from the United States and Canada in the fourth quarter of the year 2001 fell by 19% as compared to the corresponding period of 2000. In the fourth quarter of 2001, the share of guests from the above mentioned countries in the structure of the rooms sold equaled 4.0% as compared to 4.4% in the fourth quarter of 2000, as opposed to the average annual results for 2001 which reflect an increase of the share of American and Canadian guests from 5.7% in 2000 to 6.4% in 2001.